RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

January 11, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 9 to Registration Statement on Form S-1 Filed December 17, 2009 File No. 333-155241

Dear Mr. Chase:

Pursuant to a verbal comment from the staff (“Staff”) of the Securities and Exchange Commission during a telephone conversation with the Staff on January 7, 2010, we are filing Amendment No. 10 to Premier Power Renewable Energy, Inc.’s Registration Statement on Form S-1 referenced above to update the executive and director compensation disclosures for the fiscal year ended December 31, 2009.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely, RICHARDSON & PATEL, LLP
/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:	Dean Marks, Premier Power Renewable Energy, Inc.
Frank Sansone, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP